

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 16, 2009

Room 7010

Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

>   **Re: China Precision Steel, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2008**
>   **File No. 000-23039**

Dear Mr. Li:

We have reviewed your response dated July 14, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K, Filed September 15, 2008

Critical Accounting Policies, page F-37

1. We note your response to prior comment 1 and the impairment test documentation you provided supplementally. Please tell us why you assume annual capital expenditures of $2 -$5 million during 2010 – 2013 when your actual capital expenditures have been $25 million, $15 million, $10 million and $10 million during 2009, 2008, 2007 and 2006, respectively. Further tell us why your cash flows included in your worst case scenario for 2009 are significantly higher than the 2009 cash flows included in your impairment test at March 31, 2009.

Note 3. Summary of Significant Accounting Policies
Advances to Suppliers, page F-9

2. We note your response to prior comment 3 which provides an aging of your accounts
    receivables and discusses how you re-establish arrangements with customers regarding
    intentions and confirmations to pay at each balance sheet date. We further note your
    days sales outstanding decreased from 115.9 for the nine months ended March 31, 2008
    to 112.3 for the nine months ended March 31, 2009. Please tell us and disclose, in future
    filings, your standard payment terms and how these terms are considered when analyzing
    your bad debt allowance.

3. Considering your accounts receivable and advances to suppliers are material to net
    income and operating cash flow and you currently have a significant concentration with a
    few customers and suppliers, please disclose in future filings, specifically your Form S-3,
    a risk factor that specifically explains the significant amount of accounts receivable
    outstanding over 180 days. Your disclosure should include the customer and the reasons
    that these balances remain outstanding, the specific evidence you considered in
    determining a reserve or write off was not necessary and that the amounts would all be
    collected by September 30, 2009. Further tell us and disclose how much of the accounts
    that are over 180 days have been collected since March 31, 2009 and whether the write
    off of these accounts would negatively impact any debt covenants.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your responses to our comments.

        You may direct questions on accounting comments to Melissa N. Rocha, Staff
Accountant, at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)